                                                                       Exhibit 2
                                                                       ---------

Extract of the Resolution by the Board of Directors of the Company in their Meeting on 28th August, 2000

EXTRACT OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF THE COMPANY IN THEIR MEETING HELD ON 28th AUGUST, 2000

RESOLVED THAT pursuant to the provisions of section 372A and other applicable provisions, if any, of the Companies Act, 1956 and subject to the approval of The Reserve Bank of India and any other statutory and regulatory authorities, if
necessary, the Company to invest a sum of     US $ 12.5 million out of the
recently concluded ADR proceeds for the acquisition of 1,533,648 Series B Convertible Preferred Stock of TIS Worldwide Inc., USA at a price of US $ 8.1505 per share.

RESOLVED FURTHER THAT Mr. Shankar Iyer, Director be and is hereby authorized to take appropriate decisions in the matter, sign and execute the necessary agreements and documents relating to the investment decision and do all such other acts, deeds and things as may be necessary to give effect to the above.


CERTIFIED TRUE COPY
FOR SILVERLINE TECHNOLOGIES LIMITED

/s/ Uday L Khona

UDAY L KHONA
COMPANY SECRETARY